UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-42931

Grupo Aeroméxico, S.A.B. de C.V.

(Name of Registrant)

Avenida Paseo de la Reforma 243, 25th Floor

Col. Renacimiento, Cuauhtémoc 06500

Mexico City

United Mexican States

+52 (55) 9132 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On November 6, 2025, Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) issued a press release titled “Aeroméxico October 2025 Traffic Results.” On November 11, 2025, the Company issued a press release titled “Aeroméxico Reports Third Quarter 2025 Results.” Copies of these press releases are furnished with this Form 6-K as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated November 6, 2025, titled “Aeroméxico October 2025 Traffic Results.”

99.2	Press release dated November 11, 2025, titled “Aeroméxico Reports Third Quarter 2025 Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroméxico, S.A.B. de C.V.

Date: November 12, 2025	By:	/s/ Andrés Conesa Labastida
	Name:	Andrés Conesa Labastida
	Title:	Chief Executive Officer

	By:	/s/ Ricardo Javier Sánchez Baker
	Name:	Ricardo Javier Sánchez Baker
	Title:	Chief Financial Officer